E: lou@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

June 11, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacie Gorman

Re:	Manufactured Housing Properties Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed May 26, 2021
File No. 024-11417

Ladies and Gentlemen:

We are counsel to Manufactured Housing Properties Inc. (the “Company”). On June 10, 2021 we received a verbal comment from Mr. James Lopez of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Amendment No 3 to Offering Statement on Form 1-A which was filed with the SEC on May 26, 2021 (as amended, the “Offering Statement”).

For the convenience of the Staff, we summarize the verbal comment below followed by the Company’s response.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Comment: In your description of the subscription process, you indicate that you have the right to review and accept or reject subscriptions, in whole or in part, for any reason or for no reason, which could result in a delayed offering since you are not committing to effectuate sales by any particular time.

Response: We have revised the disclosure on page 7 of the summary under the caption “Closings of the offering”, which disclosure is repeated on page 54 under the caption “Investment Procedures” to read as set forth below. As revised, we may only reject offerings for failure to be complete or for failure to pass KYC, AML and similar checks. We have also made a conforming change to the subscription agreement for the offering.

“You may not subscribe to this offering prior to the date offering statement of which this offering circular forms a part is qualified by the SEC. Before such date, you may only make non-binding indications of your interest to purchase securities in the offering. For any subscription agreement received after such date, we have the right review the subscription for completeness, complete anti-money laundering, know your client and similar background checks and accept the subscription if it is complete and passes such checks or reject the subscription if it fails any of such checks. If rejected, we will return all funds to the rejected investor within ten business days. The funds will remain in the escrow account pending the completion of anti-money laundering, know your client and similar background checks.  We intend to conduct the initial closing on a date mutually determined by us and the dealer manager.  In determining when to conduct the initial closing we and the dealer manager will take into account the number of investors with funds in escrow that have cleared the requisite background checks and the total amount of funds held in escrow pending an initial closing (although no minimum amount of funds is required to conduct an initial closing).  Upon the initial closing all funds in escrow will be transferred into our general account.”

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2 June 11, 2021

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (202) 869-0888 (ext. 100).

Sincerely,

Bevilacqua PLLC

		By:	/s/ Louis A. Bevilacqua
Louis A. Bevilacqua, Managing Member

cc:	Michael Anise, President
Manufactured Housing Properties Inc.